UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

January 13, 2023

(Date of Report (Date of earliest event reported))

FUNDRISE GROWTH EREIT VII, LLC

(Exact name of registrant as specified in its charter)

Delaware	84-4457263

(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor Washington, DC	20036

(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Asset Acquisitions

Cottonvale Towns Controlled Subsidiary - Savannah, GA

On January 13, 2023 we acquired ownership of a “majority-owned subsidiary”, FR - Cottonvale Towns, LLC (“Cottonvale Towns Controlled Subsidiary”), for a purchase price of approximately $280,000, which is the initial stated value of our equity interest in a new investment round in Cottonvale Towns Controlled Subsidiary (“Cottonvale Towns Growth eREIT VII Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in Cottonvale Towns Controlled Subsidiary, for a purchase price of approximately $5,320,000 (“Cottonvale Towns Interval Fund Investment” and, together with Cottonvale Towns Growth eREIT VII Investment, “Cottonvale Towns Investment”). Cottonvale Towns Controlled Subsidiary used the proceeds of the Cottonvale Towns Investment to acquire twenty (20) townhomes in the planned Cottonvale Towns subdivision generally located off of Cottonvale Road in Savannah, GA (the “Cottonvale Towns Property”). We anticipate the Cottonvale Towns Controlled Subsidiary, or one of our affiliates, will purchase up to seventy-one (71) townhomes in the Cottonvale Towns Property from the home builder as construction progresses and certificates of occupancy are secured. The initial Cottonvale Towns Growth VII eREIT Investment was funded with proceeds from our Offering, and the closing of the initial Cottonvale Towns Investment and initial tranche of the twenty (20) townhomes occurred concurrently.

Cottonvale Towns Controlled Subsidiary is managed by us.

Pursuant to the agreements governing Cottonvale Towns Growth eREIT VII Investment, we have authority for the management of Cottonvale Towns Controlled Subsidiary, including Cottonvale Towns Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the total purchase price, paid directly by Cottonvale Towns Controlled Subsidiary.

The total purchase price for the Cottonvale Towns Property is anticipated to be approximately $19,880,000, an average of approximately $280,000 per home. We anticipate additional hard costs of approximately $41,000 for miscellaneous minor capital expenditures, as well as additional soft costs and financing costs of approximately $731,000 bringing the total projected project cost for the Cottonvale Towns Property to approximately $20,652,000. The home builder expects to deliver approximately twenty-five (25) homes per month, with full delivery of the seventy-one (71) homes expected in March 2023. Cottonvale Towns Property consists of 1,444 square foot 3 bedroom, 2.5 bath townhomes. Professional third-party property management will be installed to manage the Cottonvale Towns Property.

The following table contains underwriting assumptions for the Preston Park Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Cottonvale Towns	5.00%	3.00%	3.03%	5.00%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE GROWTH EREIT VII, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: January 19, 2023